March 19, 2026

John-Paul Backwell
Chief Executive Officer
Fusion Fuel Green PLC
9 Pembroke Street Upper
Dublin D02 KR83
Ireland

       Re: Fusion Fuel Green PLC
           Registration Statement on Form F-3
           Filed March 18, 2026
           File No. 333-294414
Dear John-Paul Backwell:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Joseph J. Kaufman